October 25, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Katherine Wray Edwin Kim Juan Migone Christine Dietz

Re:	BlackLine, Inc.

Registration Statement on Form S-1 (File No. 333-213899)

Ladies and Gentlemen:

As the managing underwriters of the proposed public offering of common stock of BlackLine, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness as of 4:00 p.m., Eastern Time, on October 27, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we intend to effect the following distribution of the Company’s Preliminary Prospectus dated October 17, 2016, through the time of effectiveness:

Preliminary Prospectus dated October 17, 2016:

5,157 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

J.P. Morgan Securities LLC

By:	/s/ Michael Millman
Name:	Michael Millman
Title:	Head of Technology Banking Co-Head of Equity Capital Markets, Americas

[Signature Page to Acceleration Request]